                       Securities and Exchange Commission
                             Washington, D.C., 20549
                                    Form 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the calendar year ended December 31, 1999


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 COMMISSION FILE NUMBER 0-12771


                   AMSEC Employees' 401(k) Profit Sharing Plan
                   -------------------------------------------
                              (Full Title of Plan)


                 Science Applications International Corporation
              10260 Campus Point Drive, San Diego, California 92121
              -----------------------------------------------------
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)

                                    SIGNATURE

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the AMSEC Employees' 401(K) Profit Sharing Plan duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          AMSEC LLC
                                          AMSEC Employees' 401(k)
                                          Profit Sharing Plan


DATE  6/8/00                              S/CARL M. ALBERO
    -------------------------             -------------------------------------
                                          Carl M. Albero
                                          AMSEC LLC President and CEO
                                          Retirement Plan Committee

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 1999
INDEPENDENT AUDITORS' REPORT

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                PAGE
                                                                                ----
INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS FOR THE YEAR ENDED
      DECEMBER 31, 1999:

      Statement of Net Assets Available for Benefits                              2

      Statement of Changes in Net Assets Available for Benefits                   3

      Notes to Financial Statements                                              4-8


SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999 AND FOR THE YEAR THEN ENDED:

      Schedule of Net Assets Held for Investment Purposes at End of Year          9

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
AMSEC Employees 401(k)
      Profit Sharing Plan
Virginia Beach, Virginia

We have audited the accompanying statement of net assets available for benefits of the AMSEC Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 1999 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

April 14, 2000
Richmond, Virginia

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


ASSETS

INVESTMENTS - at fair value:
    SAIC Class A Common Stock                                $10,197,598
    Vanguard Funds                                            39,492,273
    Participant Loans                                          2,074,736
                                                             -----------

             Total investments                                51,764,607
                                                             -----------

RECEIVABLES:
    Participant contributions                                    285,650
    Company contributions                                        204,546
                                                             -----------

             Total receivables                                   490,196
                                                             -----------

NET ASSETS AVAILABLE FOR BENEFITS                            $52,254,803
                                                             ===========

The accompanying notes are an integral part of these financial statements.

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


ADDITIONS

    NET INVESTMENT INCOME:
        Net appreciation in fair value of investments        $ 3,092,670
        Interest and dividends                                 2,009,261
                                                             -----------

             Total net investment income                       5,101,931
                                                             -----------

Contributions:
    Employee contributions                                     5,355,469
    Employer contributions                                       743,205
                                                             -----------

              Total contributions                              6,098,674
                                                             -----------

Net transfers from other plans                                16,251,273
                                                             -----------

              Total additions                                 27,451,878

DEDUCTIONS

    Distributions to participants                              1,287,732
    Other expenses                                                 1,024
                                                             -----------

             Total deductions                                  1,288,756
                                                             -----------

NET INCREASE                                                  26,163,122

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                         26,091,681
                                                             -----------

    END OF YEAR                                              $52,254,803
                                                             ===========

The accompanying notes are an integral part of these financial statements.

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      GENERAL - AMSEC LLC (the "Company") is a joint venture in which Science Applications International Corporation (SAIC) holds a majority interest. The Company's Employees 401(K) Profit Sharing Plan (the "Plan") is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The authority to control and manage the operation and administration of the Plan is vested in AMSEC LLC (the "Company") whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

      ELIGIBILITY - Generally, employees of the Company are eligible to participate immediately upon commencing employment.

      CONTRIBUTIONS - The Plan permits participants to elect to defer up to 20% of their eligible compensation (17% prior to January 1999), up to $10,000 for calendar year 1999. A participant is eligible for the employer's quarterly matching and/or discretionary contributions if they are an employee as of the last day of the respective quarter. Matching contributions to the Plan by the Company equate to either:

      - 50% of the first 8% of participant contributions, if the participant was formerly a participant of the Newport News Shipbuilding (NNS) 401(k) Plan, or

      - 20% of the participants contributions not to exceed an annual amount of $1,000, for all other participants.

      Company matching contributions are allocated 50% to the SAIC stock funds and 50% to the participant's investment choices. Participants' accounts are adjusted quarterly for the Company's matching contributions. The Company may elect to make discretionary contributions to the Plan. Discretionary contributions were made only to former participants of the NNS 401(k) plan during 1999.

      INVESTMENT FUNDS - Participants may direct the investment of their contributions to the following fund options offered by the Plan:

         Vanguard Prime Money Market Fund - Invests in money market instruments.

         Vanguard 500 Index Fund - Invests in common stocks.

         Vanguard Wellesley Income Fund - Invests in fixed income securities and common stocks.

         Vanguard Windsor Fund - Invests in common stocks.

         Vanguard GNMA Fund - Invests in fixed income securities guaranteed by the U.S. government.

         Vanguard Short-Term Federal Fund - Invests in U.S. government obligations.

         Vanguard International Growth Fund - Invests in common stock of companies based outside the United States.

         Vanguard STAR Fund - Invests in 60% Common Stock , 30% Bonds, and 10% Money Market.

         Vanguard Long-Term Corporate Fund - Invests primarily in investment grade corporate bonds.

         Vanguard U.S. Growth Fund - Invests in common stocks.

         Vanguard Explorer Fund - Invests in common stocks.

         Vanguard Equity Income Fund - Invests in common stocks.

         Vanguard Growth and Income Fund - Invests in common stocks.

         Vanguard Small-Cap Index Fund - Invests primarily in common stocks in the Russell 2000 Index.

         SAIC Exchangeable Stock Fund - Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

         SAIC Non-Exchangeable Stock Fund - This fund is a non-participant directed fund created to invest the Company's matching contributions in SAIC Class A Common Stock.

         SAIC Stock Purchase Fund - This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

      Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

      VESTING - A participant's interest in each of the participant's accounts is 100% vested at all times.

      PARTICIPANT LOANS - Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Fund. The maximum loan term is generally five years. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 6% to 10%. Principal and interest are paid ratably through biweekly payroll deductions.

      DISTRIBUTIONS TO PARTICIPANTS - Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death. However, participants with a plan account balance as of December 31, 1991 also have the option of receiving an annuity form of payment. A participant may make one withdrawal from the Plan prior to attaining age 59-1/2 only if the Company determines that the participant is incurring financial hardship. An unlimited number of withdrawals are allowed after age 70-1/2. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company.

      TAX STATUS - The Company received its latest determination letter from the Internal Revenue Service dated July 27, 1994, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

      TERMINATION OF THE PLAN - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION - Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for SAIC's Common Stock does not exist; therefore, the fair market value of the Common Stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair market value of the Common Stock are made by the Board of Directors of SAIC, with the assistance of the independent appraisal firm. The Board of Directors reserves the right to alter the formula. On August 31, 1999, SAIC effected a four-for-one stock split. All share and per share information for SAIC Class A common stock has been retroactively restated in these financial statements to reflect this split.

      The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 1999, the fair market value of the Company's Class A Common Stock was $19.99 per share and the Plan held approximately 510,000 shares.

      It is the policy of the Committee to keep the SAIC Stock Fund invested primarily in Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

      Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

      BENEFITS PAYABLE - Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 1999, there were no benefits payable.

      ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

3.    INVESTMENT INFORMATION

      The Plan's investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan's assets at December 31, 1999 are separately identified below.

         Mutual funds:
            Vanguard 500 Index Trust                        $11,043,952
            Vanguard Growth and Income Fund                   2,926,740
            Vanguard Prime Money Market Fund                  6,414,274
            Vanguard U.S. Growth Fund                         6,537,897
            Vanguard Windsor Fund                             3,969,860
            Other                                             8,599,550
                                                            -----------

         Total mutual funds                                  39,492,273
                                                            -----------

         SAIC Class A Common Stock                           10,197,598
         Participant loans                                    2,074,736
                                                            -----------

         Total investments                                  $51,764,607
                                                            ===========

      During the year ended December 31, 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,092,670, as follows:

         Mutual funds                                        $2,315,657
         SAIC Class A Common Stock                              777,013
                                                             ----------

         Net appreciation in fair value                      $3,092,670
                                                             ==========

4.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

                                                             DECEMBER 31,
                                                                 1999
                                                             ------------
         Investments, at fair value:
            SAIC common shares in the SAIC
            Non-Exchangeable Stock Fund                       $ 234,294

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                   1999
                                                             ------------
         Net appreciation of investments                      $  11,650
         Employer contributions                                 224,234
         Distributions to participants                           (1,590)
                                                              ---------

                                                              $ 234,294
                                                              =========

5.    NET TRANSFERS FROM OTHER PLANS

      During 1999, the Company acquired Newport News Shipbuilding administering separate defined contribution plans. The plan assets of the active employees acquired by the Company were transferred to the Plan during September 1999.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Vanguard, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.    PLAN AMENDMENTS

      Effective January 1, 1999, the maximum employee contribution withholding percentage was increased from 17% to 20%. Effective May 1, 1999, the Plan eliminated the Vanguard Explorer Fund investment option and effective January 1, 1999 established the SAIC stock fund investment options. SAIC is the parent company of AMSEC Corporation, which is the majority member of the Plan sponsor. Effective January 1, 1999 the Plan document was amended to provide that 50% of employer matching contributions be allocated to the SAIC stock fund and 50% allocated according to each participant's investment choices. Participants were given an option to invest 50% of their eligible accounts in the SAIC stock funds on January 22, 1999 and April 23, 1999.

                                   * * * * * *

AMSEC
EMPLOYEES 401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------

              DESCRIPTION                                 COST        FAIR VALUE
              -----------                             -----------    -----------
*   SAIC Class A Common Stock                         $ 9,438,893    $10,197,598

    MUTUAL FUNDS
*   Vanguard Prime Money Market Fund                    6,414,273      6,414,274
*   Vanguard 500 Index Fund                             7,483,273     11,043,952
*   Vanguard Wellesley Income Fund                      2,713,533      2,516,996
*   Vanguard Windsor Fund                               4,112,773      3,969,860
*   Vanguard GNMA Fund                                  1,152,781      1,113,415
*   Vanguard Short-Term Federal Fund                      498,111        486,757
*   Vanguard International Growth Fund                  1,418,147      1,908,058
*   Vanguard STAR Fund                                  1,487,137      1,527,710
*   Vanguard Long-Term Corporate Fund                     365,940        341,933
*   Vanguard U.S. Growth Fund                           5,468,346      6,537,897
*   Vanguard Explorer Fund                                      2              2
*   Vanguard Equity Income Fund                           466,429        436,119
*   Vanguard Growth and Income Fund                     2,643,824      2,926,740
*   Vanguard Small-Cap Index Fund                         247,820        268,560
                                                      -----------    -----------
       TOTAL MUTUAL FUNDS                              34,472,389     39,492,273
                                                      -----------    -----------

    Participant Loans (interest rates from
       6% to 10%; maturities from January 2000
       through December 2004)                           2,074,736      2,074,736
                                                      -----------    -----------

    TOTAL INVESTMENTS                                 $45,986,018    $51,764,607
                                                      ===========    ===========

*   Party-in-interest

                                        Index to Exhibit
                                        ----------------

Exhibit No.
-----------
  23.1                     Consent of Deloitte & Touche LLP

